UNITED STATES
SECURITIES AND EXCHANGES COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LOGIC Devices Incorporated

(Name of issuer)

Common Stock, No Par Value

(Title of class of securities)

541402 10 3

(CUSIP number)

February 26, 2003

(Date of event that requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).

1. Names of reporting person(s) S.S. or I.R.S. identification no. of above persons (entities only)

   Stephen A. Hellerstein, as Trustee of the Farkas Trusts (14 Irrevocable Trusts)
   84-6047410

2. Check the appropriate box if a member of a group (See Instructions)

   Not applicable.

3. SEC Use Only

4. Citizenship or place of organization

   Colorado

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
		None
	6.	Shared voting power
		None
	7.	Sole dispositive power
		None
	8.	Shared dispositive power
		None

9. Aggregate amount beneficially owned by each reporting person.

   None

10. Check if the aggregate amount in row (9) excludes certain shares (See Instructions)

    Not applicable.

11. Percent of class represented by amount in row 9.

    0%

12. Type of reporting person (See Instructions)

    OO

Item 1(a)   **Name of issuer:**

LOGIC Devices Incorporated

Item 1(b)   **Address of issuer's principal executive offices:**

395 West Java Drive
Sunnyvale, California 94089

Item 2(a)   **Name of person filing:**

Stephen A. Hellerstein, as Trustee of the Farkas Trusts

Item 2(b)   **Address of principal business office, or if none, residence:**

1133 Race Street #6S
Denver, Colorado 80206

Item 2(c)   **Citizenship:**

Colorado

Item 2(d)   **Title of class of securities:**

Common stock, no par value

Item 2(e)   **CUSIP number:**

541402 10 3

Item 3   **If this statement is filed pursuant to §240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:**

Not applicable

Item 4   **Ownership:**

(a)   Amount beneficially owned:

None

(b)   Percent of class:

0%

(c)   Number of shares as to which such person has:

    (i)   Sole power to vote or to direct to vote

       None

    (ii)   Shared power to vote or to direct to vote

       None

    (iii)   Sole power to dispose or to direct the disposition of

       None

    (iv)   Shared power to dispose or to direct the disposition of

       None

The present amount reported as beneficially owned by the reporting person reflects the termination of Mr. Hellerstein's beneficial ownership as a result of his resignation as trustee of the Farkas Trusts, effective February 26, 2003.

Item 5   **Ownership of five percent or less of a class:**

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6   **Ownership of more than five percent on behalf of another person:**

Not applicable

Item 7   **Identification and classification of the subsidiary that acquired the security being reported on by the parent holding company**

Not applicable

Item 8   **Identification and classification of members of a group**

Not applicable

Item 9   **Notice of dissolution of a group**

Not applicable

Item 10   **Certifications**

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 10, 2004   Signature: /s/ Stephen A. Hellerstein
                                              Name/Title: Stephen A. Hellerstein, as trustee of
                                                            the Farkas Trusts, 5% shareholder